SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                                 COST PLUS INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   221485105
             -----------------------------------------------------
                                 (CUSIP Number)






CUSIP No. 221485105                   13G                      Page 1 of 3 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



       HLM MANAGEMENT CO., INC.    TAX I.D. 04 280 3046
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
       HLM MANAGEMENT CO., INC.
       222 BERKELEY ST.
       BOSTON, MA 02116
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       U.S.

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            498,000 SHS
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             498,000 SHS
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       498,000 SHS

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.89%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


       IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT



                                                               Page 2 of 3 Pages



Item 1.     (a)   Name of Issuer:
                                   COST PLUS INC.

            (b)   Address of Issuer's Principal Executive Offices:
                                   201 CLAY ST.
                                   OAKLAND, CA 94607
Item 2.     (a)   Name of Person Filing:
                                   HLM MANAGEMENT CO. INC.

            (b)   Address of Principal Business Office:
                                   HLM MANAGEMENT CO. INC.
                                   222 BERKELEY ST. BOSTON  MA 02116
            (c)   Citizenship:
                                   MASSACHUSETTS & U.S.

            (d)   Title of Class of Securities:
                                   COMMON STOCK

            (e)   CUSIP Number:
                                   221485105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [X]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)




                                                               Page 3 of 3 Pages


Item 4.     Ownership on 12/31/96
                  498,000     5.89%
                  REPORTING PARTY HAS SOLE VOTING & DISPOSITVE POWER ON ALL SUCH SHARES.
Item 5.     Ownership of Five Percent or Less of a Class.



Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.


Item 8.     Identification and Classification of Members of the Group.


Item 9.     Notice of Dissolution of Group.


Item 10.    Certification.

            By signing below -I/we- certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                              HLM Management Co. Inc. by

                                  Signature.   /s/  A.R. HABERKORN III
                                               -----------------------------
                                               A.R. HABERKORN III  Clerk

            After reasonable inquiry and to the best of my knowledge and belief, -I/we- certify that the information set forth in this statement is true, complete and correct.


Date:

By:       2/10/97
   -------------------------------